CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OSI GEOSPATIAL INC. PURSUANT TO 17 C.F.R. 200.83 OF CERTAIN PORTIONS OF THE UNREDACTED VERSION OF THIS LETTER, WHICH HAS BEEN DELIVERED TO THE DIVISION OF CORPORATE FINANCE. THIS IS A REDACTED VERSION OF THE COMPANY’S LETTER WHICH OMITS SUCH CONFIDENTIAL INFORMATION. SUCH OMISSIONS ARE DENOTED BY ASTERISKS.
November 7, 2007
Michael Fay
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 5, 2007, regarding
OSI Geospatial Inc.
Form 20-F for the Year Ended November 30, 2006
Form 6-K Filed April 17, 2007
File Number: 000-49944
Dear Mr. Fay:
OSI Geospatial Inc. (the “Company”, “we” or “us”) has requested confidential treatment pursuant to 17 C.F.R. 200.83 (“Rule 83”) of certain portions of this letter, as marked herein. We have submitted a redacted version of this letter on EDGAR and have submitted a copy of the redacted version of this letter with the Securities and Exchange Commission’s Office of Freedom of Information Act Office as required by Rule 83. Any questions related to the Rule 83 confidential treatment request should be directed to:
OSI Geospatial Inc.
Suite 300, 340 March Road
Ottawa, Ontario
Canada K2K 2E4
Attention: John Sentjens, Vice President Finance
Tel: +1 613 287 0462
Fax: +1 613 287 0466
This letter responds to the staff’s comments set forth in the September 5, 2007 letter regarding the above-referenced filings. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.
In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission

November 7, 2007

that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.
In responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses are as follows:
Form 20-F For the Year Ended November 30, 2006
Item 5 Operating and Financial Review and Prospects, page 23
A. Operating Results, page 23
SEC Comment No. 1:
Please tell us and disclose the significant factors affecting the gross profit percentages for each of your segments. Additionally, tell us and disclose the reason why the gross profit percentages differ materially between the International Systems and U.S. Systems segments.
OSI Geospatial Inc.’s Response:
As disclosed, we operate in four financial reporting segments. Three of our four segments, U.S. Systems Operations, International Systems Operations and Mapping Operations, relate to business units that generate revenues. The Company is engaged in the research, development, and marketing of software, systems, and services for enhancing situational awareness in command, control, and intelligence applications. The Company’s products and services are sold through three markets: marine systems, land and air systems, and mapping.
For the fiscal year 2006, the mix of projects executed for the Company’s U.S. Systems Operations segment consisted of engineering services only projects and software projects. Until the forth quarter of 2006, the projects were largely engineering services to conduct research projects for military customers. Engineering services projects generally have low margins as the margin on these projects is limited by government regulations. In the fourth quarter of 2006, there were both customized and non-customized software projects. Non-customized software projects have very high gross profit percentages because the costs incurred to deliver the product are generally limited to documentation and packaging. This is because the majority of the associated costs related to software development are expensed. Customized software project gross margins vary with the

November 7, 2007

amount of customization required but typically are high. Generally the more customization required, the lower the margin.
For the fiscal year 2006, the mix of projects executed for the Company’s International Systems Operations segment contained a significant portion of customized and non-customized software and systems solutions. System project gross margins vary considerably and depend on the mix of customized versus non-customized software and hardware. Generally, the more customized the hardware that is included in the system, the higher the margin and the more customized the software included, the lower the margin. Customized software projects are accounted for under SOP 97-2 and SOP 81-1 and therefore development costs are reported in cost of sales. There are no engineering services projects in the International Systems Operations segment and therefore the margins are materially higher.
Gross profit percentages in our Mapping Operations segment are also influenced by the mix of projects executed during any given period. The gross profit percentage of any given mapping project is largely influenced by two factors:
1.	the proportion of production services that are performed in-house versus subcontracted to either specialized production service companies in North America or offshore production companies in India or China, and

2.	the customer’s primary driver, being either price or quality.
Projects where the Company can rely heavily on offshore production will typically have higher gross margin percentages than those that include a large component of specialized or in-house services. Projects were the primary customer driver is quality will generally have higher margins than projects where the primary driver is price.
Our fourth segment, Corporate and Public Company Costs, relates to corporate costs that cannot be allocated to a single business unit.
Critical Accounting Policies. Page 24
Revenue Recognition, page 24
Systems Operations, page 24
SEC Comment No. 2:
We note that revenue for certain projects in the International and US Systems Operations segments is recognized under the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Please explain to us why your use of an input measure (i.e., costs incurred on projects) is appropriate for your projects. Paragraph 47 of SOP 81-1 states that ‘Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established.” If the basis of your response is that a reliable measure of output cannot be established, please clearly explain to us how you made this determination. In addition, provide us

November 7, 2007

any analysis prepared by you as contemplated by paragraph 51 of SOP 81-1 in regard to the acceptability and appropriateness of the revenue recognition measure(s) employed in your circumstances.
OSI Geospatial Inc.’s Response:
The percentage of completion method of accounting is used by the Company for projects that include a significant proportion of software customization or hardware customization or both. During fiscal 2006, there were three projects where the Company utilized the percentage of completion method of accounting: one in which the Company was engaged by one of its customers to develop a significantly customized version of one of its software products and two in which the Company was engaged to develop a new product by a customer.
Paragraph 47 of SOP 81-1 states:
Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of output can be established. However, output measures often cannot be established, and input measures must then be used. The use of either type of measure requires the exercise of judgment and the careful tailoring of the measure to the circumstances.
In accordance with this guidance, the Company looked for output measures such as project delivery milestones, project payment milestones and the number of lines of software code that would be modified, added or deleted. In all three projects, other than the final delivery of the software or systems, there were no project delivery or payment milestones related to projects or elements of projects accounted under SOP 81-1. The Company also looked at the number of lines of computer code modified, added or deleted as an output measure. It is not possible for the Company to estimate lines of code that would need to be modified, added or deleted and therefore, this would not provide a reliable measure of output. As a result, the Company determined that input measures must be used.
The Company looked at input measures that would be the most reliable measure of progress in accordance with paragraphs 46 — 50 of SOP 81-1. The Company has determined that the most reliable measure is labor dollars. This measure provides the most reliable estimate of progress and is used by the Company in project management. The extent of progress towards completion is measured by comparing the labor dollars incurred to date to the estimated labor dollars at completion. Labor dollars include software engineering, hardware engineering, assembly and project management labor. There is a direct relationship between labor dollars and labor hours. Paragraph 83 of SOP 97-2 states: “Labor hours often are chosen as the basis for measuring progress-to-completion, because they closely approximate the output of labor-intensive processes and often are established more easily than output measures. Core software requires labor-intensive customization. Therefore, labor hours provide a good measure of

November 7, 2007

progress-to-completion on elements of software arrangements that involve the customization of core software.”
In accordance with paragraph 51 of SOP 81-1, the Company reviews the results provided by labor dollars to determine the extent of progress and compares the actual results to the project budget. These reviews are conducted monthly or quarterly depending on the project and at the completion of a project to ensure that the interim and final results are consistent with the initial budget.
SEC Comment No. 3:
Please identify for us the “project” and products in which you recognize revenue using the percentage of completion method of accounting and explain to us why your method of accounting is appropriate for each separate project and product. Your explanation should include a comprehensive analysis that addresses the provisions of SOP 97-2 and SOP 81-1, where appropriate. As part of your response, highlight the project and products in which you are delivering software or a software system. In addition, outline for us the steps and timeframes involved in a typical installation of each of your most significant applications and the significant production, modification or customization that occurs during the process. Finally, clarify your disclosure to identify the projects and products in which you apply the percentage of completion method of accounting.
OSI Geospatial Inc.’s Response:
During the fiscal year 2006, the Company started approximately 300 new contracts and carried forward from prior years approximately 275 projects. These projects range in size from a few hundred dollars to several million dollars. As discussed in our reply to SEC comment no. 2, during fiscal 2006, there were three projects where the Company utilized the percentage of completion method of accounting: one in which the Company was engaged by one of its customers to develop a significantly customized version of one of its software products (more than a 20% change in the code base over a nine month period) and two in which the Company was engaged to develop a new software product for a customer over a six to twelve month period. During the year the Company recognized revenue on a percentage of completion basis on elements of these three projects that account for approximately 25% of the Company’s 2006 revenue.
Revenue for the remaining projects is recognized in the appropriate manner as discussed in Note 4 k) of the Company’s audited consolidated financial statements included in the Company’s annual Form 20-F filed on May 16, 2007.
Some of the contracts requiring significant production, modification or customization of software contain multiple deliverables. To determine the appropriate accounting, we analyze each deliverable to determine whether it is subject to SOP 97-2 based on its scope provisions or the provisions of EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.

November 7, 2007

For those deliverables within the scope of SOP 97-2 (with the exception of PCS), we apply the criteria in par. 65 of SOP 97-2 to identify those deliverables that should be accounted for separately in accordance with footnote 4 to paragraph 7 of SOP 97-2. For service elements we then determine if SOP 81-1 guidance is applicable in accordance with paragraphs 74-76 of SOP 97-2.
For PCS, pursuant to the provisions of TPA 5100.49, if VSOE of fair value exists for PCS included in an arrangement that is otherwise accounted for using contract accounting, we account for the PCS services separately from the remainder of the arrangement (i.e., the software and customization services).
If the contract contains deliverables that are not otherwise in the scope of SOP 97-2, we apply the criteria found in EITF Issue 00-21 to determine whether SOP 97-2 / SOP 81-1 deliverables should be separated from the non-SOP 97-2 / SOP 81-1 deliverables.
In order to meet the requirements for an accounting treatment under SOP 97-2, the following three items need to be addressed. Only one of the items needs to be met in order to qualify for the accounting treatment under SOP 97-2.
1.	SOP 97-2 paragraph 2 states “revenue should be recognized ... for licensing, selling, leasing, or otherwise marketing computer software”,

2.	SOP 97-2 “does not apply to revenue earned on products or services containing software that is incidental to the products or services as a whole”, and

Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing postcontract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed

3.	EITF 03-5 adds that “if the software is essential to the functionality of the hardware, the hardware would be considered software-related and therefore included within the scope of SOP 97-2”.
Project 1
This contract required the Company to deliver to a government agency of a NATO country Warship Automatic Identification Systems (W-AIS). W-AIS is a customized system to meet the customer’s specific needs. The contract has multiple deliverables one of which is a software component. The software component of W-AIS is a

November 7, 2007

customized application based on one of the Company’s existing products. The comment above requested an outline of the steps and timeframes involved in a typical installation. The interpretation of installation is all of the steps from signing of contract to completion of the project. In this project, there is a final installation phase and it is a separate element not accounted for under the percentage of completion method. See reply to SEC comment no. 7 for further discussion on the hardware installation method.
The W-AIS system includes revenue from a software component that is not incidental because this is solely customized software and therefore meets the requirements for accounting under SOP 97-2. Please see the reply to SEC comment no. 7 for further analysis. In order to meet the contractual software specification, significant customization of one of the Company’s software products (more than a 20% change in the code base) was required. In accordance with SOP 97-2 paragraph 74, the arrangement should be accounted for in accordance with ARB No. 45 and SOP 81-1. For further details on this project, please refer to the reply to SEC comment no. 7 below.
Project 2
This contract required the Company to provide its Common Operational Picture (“COP”) product to a U.S. defence contractor for integration into the bridge system of the DDG 1000, the U.S. Navy’s next generation destroyer. The contract requires that the Company develop a Linux version of its Windows-based COP product.
The Company has earned revenue for the licensing of the Linux version of COP software product and therefore meets the requirements for accounting under SOP 97-2. This software is a new application and therefore required significant production from our engineers (a 100% rewrite of all source code) and therefore in accordance with SOP 97-2 paragraph 74, the arrangement should be accounted for in accordance with ARB No. 45 and SOP 81-1. For further details on this project, please refer to the reply to SEC comment no. 7 below.
Project 3
*****
The Company has earned revenue from the development of the software product and therefore meets the requirements for accounting under SOP 97-2. This software is a new application and therefore required significant production from our engineers (a 100% rewrite of all source code). Therefore, in accordance with SOP 97-2 paragraph 74, the arrangement should be accounted for in accordance with ARB No. 45 and SOP 81-1.
SEC Comment No. 4:
Please identify for us the “certain other” systems components, and software products, in which you recognize revenue at the time of delivery, assuming the recognition criteria you identified are met. In addition, (1) confirm to us and in your future filings that you recognize revenue in accordance with SOP 97-2 with regard to the sale of your software products, and (2) clarify for us and in your future filings whether you apply SOP 97-2 to the sale of your systems and system components. With regard to systems and system components, please explain to us the basis for your conclusion.

November 7, 2007

OSI Geospatial Inc.’s Response:
The “certain other” components and software products referred to are non-customized hardware, hardware components and non-customized software products.
In the case of the non-customized software, revenue is recognized in accordance with SOP 97-2 whereby persuasive evidence of an arrangement exists, delivery has occurred, the vendors’ fee is fixed or determinable and collectibility is probable.
If the non-customized hardware and hardware components are not software-related (as defined in SOP 97-2), revenue is recognized in accordance with SAB 104 when persuasive evidence of an arrangement exists, delivery has occurred, the vendors’ fee is fixed or determinable and collectibility is probable. If this hardware is software-related (as defined in SOP 97-2), revenue is recognized in accordance with SOP 97-2 when persuasive evidence of an arrangement exists, delivery has occurred, the vendors’ fee is fixed or determinable and collectibility is probable.
In future filings, we will clarify that we recognize revenue on the sale of our software products in accordance with SOP 97-2. We will also clarify our revenue recognition policy with respect to the sale of systems and system components, including whether we apply SOP 97-2 to such sales.
SEC Comment No. 5:
Please quantify for us the revenue attributable to each of your significant products and services for 2007, 2006 and 2005, and briefly explain to us any variances in the period to period amounts. As part of your analysis, indicate to which segment the product or service is attributed. In addition, provide in the notes to the financial statements the disclosures required by paragraph 37 of SFAS 131.
OSI Geospatial Inc.’s Response:
The Company does not report revenues from external customers by products and services as it is impracticable to do so. The Company has considered SFAS 131 paragraph 3, “The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements” and accordingly determined that there are three different types of business activities in which the Company engages — International Systems, U.S. Systems and Mapping. The Company will amend its future disclosures in accordance with paragraph 37 of SFAS 131 to include that it is impracticable to disclose revenues from external customers by products and services.

November 7, 2007

SEC Comment No. 6:
In addition, clarify for us and in your disclosure what is meant by the following found in the first paragraph under the table on page 28: “Our principal developed and manufactured product, ECPINS®, delivers the majority of the marine systems revenue. We also derive revenue from the delivery of the ECPINS® software component of our system product.”
OSI Geospatial Inc.’s Response:
A literal reading of SOP 97-2 would indicate that when an arrangement involves the production, modification, or customization of software, all elements included in the arrangement, including those elements that would not otherwise be subject to the scope of either SOP 97-2 or SOP 81-1, should be accounted for pursuant to the provisions of SOP 81-1. However, the Company believes that elements included in an arrangement that would not otherwise be within the scope of SOP 97-2 or SOP 81-1 should not be made subject to their scope because the arrangement involves the production, modification, or customization of software. Rather, the Company believes that in accordance with paragraph 4(a)(iii) of EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (Issue 00-21), the arrangement should be evaluated pursuant to the provisions of Issue 00-21 to determine if elements included in the arrangement subject to the scope of SOP 97-2 and, therefore requiring the use of SOP 81-1 (except PCS when VSOE of fair value of the PCS exists), can be separated from the other elements (i.e., elements not subject to the scope of SOP 97-2) included in the arrangement.
The Company earns revenue from its ECPINS® navigation software and systems. This revenue may be from sales of customized or non-customized ECPINS® software or customized or non-customized ECPINS® systems which include customized or non-customized hardware in addition to ECPINS® software.
Revenue from customized ECPINS® software and systems for fiscal 2006 was 25% of the total revenue. This revenue was recognized in accordance with SOP 81-1 as discussed in the reply to SEC comment no. 3 above.
Revenue from non-customized ECPINS® software and systems was 22% of total revenue for fiscal 2006. This revenue is recognized under the appropriate guidance which includes EITF 00-21, SOP 97-2 and other guidance as discussed in the reply to SEC comment no. 4.
SEC Comment No. 7:
We note that revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Please identify for us the arrangements that contain multiple deliverables and additionally identify the individual deliverables. In addition, for each type of arrangement, tell us whether the basis for your accounting is either SOP 97-2 or EITF 00-21. In addition, for arrangements in which you are applying EITF 00-21, demonstrate

November 7, 2007

for us by a comprehensive analysis that (i) each deliverable has value to your customers on a standalone basis and (ii) there is an objective and reliable evidence of fair value for all units of accounting in your arrangements. In regard to (ii), we note your disclosure regarding your use of the relative fair value method, and not the residual method. For arrangements in which you are applying SOP 97-2, demonstrate for us by a comprehensive analysis that you have (i) established vendor-specific evidence of fair value for each of the elements in your multiple element arrangements in accordance with paragraph 10 of SOP 97-2 and (ii) complied with the guidance in paragraph 65 of SOP 97-2.
OSI Geospatial Inc.’s Response:
As noted above, during the fiscal year 2006, the Company started approximately 300 new contracts and carried forward from prior years approximately 275 projects. During the year, the Company recognized revenue from contracts with multiple deliverables on two projects that account for approximately 28% of the Company’s 2006 revenue. One of these projects involved the development, installation and long-term support of significantly customized versions of one of the Company’s software products and customized hardware platform. The other project involved delivery of one of the Company’s products and the development of a new product.
Before revenue is recognized on these projects, the Company completes a detailed analysis referencing the SOP 97-2 and EITF 00-21 to determine the appropriate accounting treatment.
SOP 97-2 establishes the following three criteria, one of which must be met, in order for a element to qualify for accounting under SOP 97-2:
•	Revenue should be recognized for licensing, selling, leasing, or otherwise marketing computer software.

•	Revenue is not earned on products or services containing software that is incidental to the products or services as a whole.

•	If the software is essential to the functionality of the hardware, the hardware would be considered software-related.
If the element does meet one of these criteria, then it needs to be accounted for under SOP 97-2. SOP 97-2 further establishes the following 4 criteria (only one needs to apply) in order for an element to be separable:
▪	explicitly referred to an obligation

▪	requires distinct action by the vendor

▪	vendor’s failure to complete the action would result in significant contractual penalty

▪	inclusion or exclusion of an item in an arrangement would cause the arrangement consideration to vary by a significant amount

November 7, 2007

Issue 00-21 establishes the following three criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:
•	The delivered item(s) has value to the customer on a standalone basis.

•	There is objective and reliable evidence of the fair value of the undelivered item(s).

•	If a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
Project 1
This contract required the Company to deliver to a government agency of a NATO country Warship Automatic Identification Systems (W-AIS). W-AIS is a customized system to meet the specific needs of the customer. The contract has multiple deliverables and includes the development, installation and long-term support of significantly customized versions of one of the Company’s software products and customized hardware platform. The interpretation of installation is all of the steps from signing of contract to completion of the project. In this project, there is a final installation phase and it is a separate element not accounted for under the percentage of completion method.
As noted in our reply to SEC comment no. 10, the Company was awarded and commenced work on this project in April 2006. Due to the complexity of the contract and the customer’s contracting process, the contract was signed in November. A press release was issued on November 28, 2006 discussing the facts of the contract. During this 8 month lag time the Company was able to complete and deliver a significant portion of this contract (approximately 95% of the total value, excluding the PCS portion) prior to November 28, 2006. The only undelivered elements were the PCS, warranty, hardware installation, safety case and reliability and maintenance case and therefore the key issue was whether VSOE had been established on these elements. Please see below for our complete analysis on this contract and the VSOE issue.
The W-AIS project has 15 elements and each of the elements:
▪	is explicitly referred to in the contract,

▪	requires distinct action by the Company or one of its subcontractors, and

▪	the inclusion or exclusion would result in the total consideration to vary materially.
The Company reviewed each element in relation to the three criteria noted above under SOP 97-2 which determines if it will be accounted for under SOP 97-2. The following conclusions were made. For the two elements that fall outside SOP 97-2 (namely the Safety Case and the Reliability & Maintenance Case), none of the three criteria described on page 10 above were applicable. Both the Safety Case and the Reliability & Maintenance Case are hard copy reports prepared by third party independent subcontractors that are not software related and not essential to the functionality of the software.
*****
Project 2
This contract required the Company to provide its Common Operational Picture (“COP”) products to U.S. defence contractor for integration into the bridge system of the DDG 1000, the U.S. Navy’s next generation destroyer. The contract requires that the Company supply off-the-shelf Windows-based COP software and develop a Linux version of the COP product.

November 7, 2007

The contract has two elements and each of the elements:
▪	is explicitly referred to in the contract,

▪	requires distinct action by the Company or one of its subcontractors, and

▪	the inclusion or exclusion would result in the total consideration to vary materially.
The Company reviewed each element in relation to the three criteria noted above under SOP 97-2 which determines if it will be accounted for under SOP 97-2. The following conclusions were made.
The two elements and the basis of accounting are:
i)	COP-IDS® (off-the shelf Win32 version) – SOP 97-2

ii)	COP-IDS® Linux version – SOP 97-2

Paragraph 65
Element	VSOE	requirements

COP-IDS® (off-the shelf	Off-the shelf software that	Not applicable
Win32 version)	has been sold by the
Company in the past

COP-IDS® Linux version	Customized software	Not applicable
accounted for under SOP
81-1– see discussion
under reply to SEC
comment no. 3
SEC Comment No. 8:
We note that maintenance and technical support revenues are recognized ratably based on the terms of the respective contract agreements, which is generally one to four years. If not fully addressed in the immediately preceding comments, please explain to us in detail how you have determined the amount of revenue to allocate to maintenance and technical support agreements entered into as part of, or contemporaneously with, software arrangements. Ensure your analysis contemplates the guidance in paragraphs 10, 57, and 76, as appropriate, of SOP 97-2. In addition, provide us with a copy of the contracts of significant software arrangements that contain maintenance and technical support services and tell us how you have accounted for these arrangements.
OSI Geospatial Inc.’s Response:
As noted in the reply to SEC comment no. 7, VSOE was established based on the renewal rate offered in the contract options for post contract support and is the price charged when the same element is sold separately.
The only significant contract that contained maintenance and technical support services as a separate element is with a government agency of a NATO country as discussed in

November 7, 2007

the reply to SEC comment no. 7 under Project 1. The contract in question contains classified government information from the government agency with respect to work we are performing for the country’s navy. The government agency has indicated that any loss, misuse, or unauthorized access, disclosure or modification of such classified information could adversely affect the national security of the country. In the United States, this contract and that classified information therein must be safeguarded in accordance with Chapter 10, Section 3, of the U.S. Department of Defense National Industrial Security Program Operating Manual (“NISPOM”), DoD 5220.22-M dated January 1995.
In particular, Section 10-306 of the NISPOM specifically requires the following:
Foreign government material shall be stored and access controlled generally in the same manner as U.S. classified material of an equivalent classification. The procedures shall ensure that the material can be located at all times and access is limited to only those persons who require access for the specific purpose for which the information was provided by the originating government. ...
Although we wish to cooperate with the Commission staff, in regard to this specific request, we believe our prior commitments to the government agency and the clear and compelling language of the NISPOM both indicate we may not do so absent the express permission of the government agency in the NATO country. However, we would be glad to provide the Commission staff with relevant contact information for the cognizant security officer (“CSO”) within the government agency who is responsible for this contract. The Commission staff may then establish a direct government-to-government contact to determine if the government agency would give its permission for our Company to share the contract in question. In short, this is not a decision that our Company can make unilaterally; the authority for the requested disclosure is properly in the hands of the government agency in the NATO country.
SEC Comment No. 9:
Also, tell us and disclose the most significant factors in estimating your revenue for software and systems and those that are most sensitive to variability. Tell us and disclose circumstances in which there were material deviations of estimates and assumptions from actual results, and circumstances that resulted in revised assumptions in the past or that could lead to material changes in the future.
OSI Geospatial Inc.’s Response:
For projects where revenue is recognized under SOP 81-1, the Company has developed a reliable process to estimate the labor dollars to complete a project. The most significant factor in estimating revenue is the complexity of each feature to be added or modified to the software or system. The Company estimates the complexity for each feature modification or addition and assigned a labor cost based on experience. Project performance is reviewed as frequently as monthly and no less frequently than quarterly depending on the nature of the project. Estimates are then updated based on any new information. The Company’s experience in making these estimates has reduced the sensitivity to variability.

November 7, 2007

Other costs included in a project such as hardware and third party software are not subject to variability.
To management’s knowledge, there has not been a material deviation of an estimate or assumption from actual results that resulted in a material change to an estimate.
Revenue, page 28
SEC Comment No. 10:
We note from a press release that you signed the $29 million contract to deliver W-AIS Systems to the UK Royal Navy on November 28, 2006. We note from your Form 20-F that you recognized $5.8 million in revenue from this contract in the fiscal year ended November 30, 2006. We further note from a press release dated November 2, 2006 that the terms of the contract set out initial systems purchases totaling approximately $6.2 million, a four-year support and maintenance program of approximately $2.2 million, and a 26 year long-term support and maintenance program of approximately $14.5 million. Please explain to us in detail the method in which you account for the revenue and costs related to this contract and the reason your accounting is appropriate. As part of your response, fully explain to us both (1) how you determined the appropriate accounting literature to follow and (2) how your accounting complies with the accounting literature. With regard to (1), provide us a comprehensive analysis that addresses paragraph 2 and footnote 2 of SOP 97-2. Additionally address the following:
(a)	Describe for us in detail the initial systems that were delivered and fully explain to us why it was appropriate to recognize revenue upon delivery.

(b)	Describe for us in detail the services and products that are to be provided under both the four year support and maintenance program and the 26 year long-term support and maintenance program.

(c)	Explain to us in detail how you established and allocated fair value to each of the elements in the contract and fully demonstrate to us why your method was appropriate.

(d)	We note from your November 28, 2006 press release that the MOD W-AIS will be installed in platform Operations and Control Rooms and integrated in the Warship Electronic Chart Display and information System located on the bridge of the naval ship. Please explain to us who will provide the installation and describe for us any role that you will have in the installation.

(e)	Provide us a copy of the contract underlying the $29 million agreement. In addition, provide us a copy of any related contracts that were contemporaneously entered into.

(f)	Quantify for us the amount of costs of goods sold that was recorded in fiscal 2006 in connection with the $5.8 million of revenue that was recognized and tell us how and when these costs were incurred.

November 7, 2007

OSI Geospatial Inc.’s Response:
a)	How revenue was recognized on the initial systems is discussed in the reply to SEC Comment no. 7 above. The systems are identified as element iv) in the discussion. In addition, the Company was awarded this project in April 2006 and started work on this contact during April 2006. Due to the complexity of the contract and the customer’s contracting process, the contract was signed in November 2006.

b)	*****

c)	See reply to SEC comment no. 7 above.

d)	The entire installation is done by an independent, third-party subcontractor of a NATO country.

e)	The contract in question contains classified government information from the government of a NATO country with respect to work we are performing for a government agency of the NATO country. The government agency has indicated that any loss, misuse, or unauthorized access, disclosure or modification of such classified information could adversely affect the national security of the NATO country. In the United States, this contract and that classified information therein must be safeguarded in accordance with Chapter 10, Section 3, of the U.S. Department of Defense National Industrial Security Program Operating Manual (“NISPOM”), DoD 5220.22-M dated January 1995.

In particular, Section 10-306 of the NISPOM specifically requires the following:
Foreign government material shall be stored and access controlled generally in the same manner as U.S. classified material of an equivalent classification. The procedures shall ensure that the material can be located at all times and access is limited to only those persons who require access for the specific purpose for which the information was provided by the originating government. ....
Although we wish to cooperate with the Commission staff, in regard to this specific request, we believe our prior commitments to the government agency and the clear and compelling language of the NISPOM both indicate we may not do so absent the express permission of the government agency in the NATO country. However, we would be glad to provide the Commission staff with relevant contact information for the cognizant security officer (“CSO”) within the government agency who is responsible for this contract and then the Commission staff may establish a direct government-to-government contact to determine if the government agency would give its permission for our company to share the contract in question. In short, this is not a decision that our company can make unilaterally; the authority for the requested disclosure is properly in the hands of the government agency in the NATO country. For further discussion, please refer to the reply to SEC comment no. 8.
f)	*****

November 7, 2007

Notes to Consolidated Financial Statements, page 85
Note 5 Acquisitions, page 91
CHI Systems Inc. Page 91
SEC Comment No. 11:
We note from its website that CHI is a research and development company. In this regard, please explain to us your consideration of the existence of research and development assets and related accounting pursuant to paragraph 42 of FAS 141 in your accounting for the acquisition of CHI.
OSI Geospatial Inc.’s Response:
CHI performs research and development work on a contract basis for its customers. The intellectual property developed under these contracts belongs to the customer and CHI does not retain any rights and accordingly there was no value attributed to R&D assets.
FAS 141 paragraph 42 states that:
This Statement does not change the requirement in paragraph 5 of FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, that the amounts assigned to tangible and intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the acquisition date.
Note 7: Accounts Receivable, page 94
SEC Comment No. 12:
Please explain to us in detail why the unbilled revenue as of November 30, 2006 was not billable.
OSI Geospatial Inc.’s Response:
Unbilled revenue occurs when the Company can recognize revenue on a project or projects before the Company can invoice the customer based on the contractual arrangement. As noted in the reply to SEC comment no. 3 above, revenue was recognized on a percentage of completion basis in accordance with SOP 81-1. These revenues were recognized in advance of the agreed billing to the customer as specified in the contract with the customer.
Note 9, Plant and equipment, page 94
SEC Comment No. 13:
It appears that your plant and equipment is nearing the end of its useful life based on the remaining undepreciable balances presented. In this regard, please explain to us and disclose the ability of your existing plant and equipment to sustain your operations for the foreseeable future, and address whether there is any need to replace such assets in

November 7, 2007

the short term and anticipated costs you expect to incur in doing so, along with how you intend to finance the related costs
OSI Geospatial Inc.’s Response:
Our equipment is refreshed on an ongoing basis. The majority of our equipment is computer systems and peripherals and as technology advances, it is replaced. A significant balance associated with our leasehold improvements was nearing the end of its economic life at the end of fiscal 2006. These assets were replaced at the end of the office lease which occurred in fiscal 2007. At this point, the Company moved locations and the replacement leaseholds and computers cost approximately $630,000. The Company’s existing plant and equipment can sustain its operations for the foreseeable future. The purchase of these assets was financed in part by landlord inducements and in part by the July 31, 2007 common share financing.
Please note that the Company revised its disclosure in future quarters to label the account “Equipment and furnishings”.
Form 6-K Filed April 17, 2007
SEC Comment No. 14:
Please explain to us in clear detail the reason why the gross profit percentage for International Systems in the first quarter of fiscal 2007 of 5% was significantly lower than the corresponding quarter or the prior fiscal year of 53% and for all of fiscal 2006 of 63%. Additionally, tell us the gross profit percentage for this segment in the fourth quarter of fiscal 2006 and the reason in detail for any material change in the gross profit percentage of that period compared to the first quarter of fiscal 2007. Further explain to us in detail why the gross profit percentage for this segment increased to 63% in the three months ended May 31, 2007.
OSI Geospatial Inc.’s Response:
The gross profit percentages for our International Systems segment for the fourth quarter of 2006, first quarter of 2007 and second quarter of 2007 were 65%, 5% and 63%, respectively. As stated in the reply to SEC comment no. 1, the Company’s gross profit percentage of this segment varies based on the mix of projects, with projects involving software or systems being typically much higher margin projects than those consisting exclusively of the provision of services. During the first quarter of 2007, the International Systems segment did not have any material projects that contained software or systems and, accordingly, the gross profit percentage was substantially lower than in the preceding and subsequent quarters.
SEC Comment No. 15:
Your discussion regarding the decrease in revenue in the International Systems segment is vague. Attributing the 45% decrease in revenue to the timing of new contracts awarded, the delivery schedules of existing contracts, and the mix of products and services, does not provide investors with any useful information. Please expand your disclosure in future filings to discuss changes with much greater specificity.

November 7, 2007

OSI Geospatial Inc.’s Response:
We acknowledge the staff’s comment and will expand the disclosure in future filings to discuss significant changes with greater specificity.
We affirm the aforementioned statements.
Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 778-373-4614.

Sincerely, OSI Geospatial Inc.
/s/ John Sentjens

John Sentjens Vice President Finance

cc:	Ken Kirkpatrick, President and CEO, OSI Geospatial Inc.
Christopher L. Doerksen, Dorsey & Whitney LLP
Thomas Marlay, Gowlings Lafleur Henderson LLP
Tom Whelan, Ernst & Young LLP